Wowjoint Holdings Limited Reports Second Quarter 2012 Financial Results

  Q2 2012 revenue of $1.4 million in-line with guidance
  Order backlog is $17.8 million as of June 30, 2012
  Gross margins increased to 32.8% for Q2 2012, an increase of 390 basis points from 28.9% in Q2 2011.
  Q3 2012 revenue guidance: $1-2 million

BEIJING, August 15, 2012 -- Wowjoint Holdings Limited ("Wowjoint" or the ”Company”) (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the second quarter 2012.

Second quarter Ended June 30, 2012

  Revenues for the Company's second quarter ended June 30, 2012 was $1.4 million as compared to $8.4 million in the second quarter of 2011.
  Gross profit was $0.4 million compared to $2.4 million for the same period last year. Gross margins increased to 32.8% in the second quarter 2012 from 28.9% in the same period last year.
  Operating income was a loss of $0.8 million for the second quarter 2012 compared to operating income of $1.5 million for the second quarter 2011.
  Net loss for the second quarter 2012 was $0.9 million, compared to net income of $1.0 million in same period 2011.

Cost of sales for the three months ended June 30, 2012 was approximately $0.9 million as compared to $6.0 million for the three months ended June 30, 2011. The lower cost of sales in second quarter 2012 was attributable to lower sales volume. The gross profit increased from 29% to 33% due to the contribution by lease contracts. Operating expenses for the three months ended June 30, 2012 were approximately $1.3 million compared to $0.9 million for the same period in 2011, due to the increase in sales staff in international locations. Selling expenses for the three months ended June 30, 2012 totaled $0.4 million which remain the same as compared to the same period of 2011.

“The second quarter saw continued strong gross margins, as well as a decrease in accounts receivable. Both of these are substantial improvements from the second quarter 2011, due to a focus on collecting our outstanding receivables and reducing our material costs,” commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “In addition, during the second quarter we announced a contract in Peru, which is the first contract we have in South America and an area we believe has great potential. We also held our ground breaking ceremony for our new manufacturing and R&D facility. This facility provides for a strategic partnership with Beijing Jiaotong University and an ideal location near Shanghai for international expansion.”

Balance Sheet as of June 30, 2012

  Cash and cash equivalents totaled $2.3 million as of June 30, 2012, compared to $4.3 million at June 30, 2011.
  Accounts receivable were $9.2 million as of June 30, 2012 as compared to $15.8 million as of June 30, 2011. This substantial reduction in account receivables is due to a continued effort by the Company to collect its accounts receivable.
  Inventories decreased to $4.0 million, due to reduced sales, from $8.4 million on June 30, 2011.
  Working capital was $6.0 million as of June 30, 2012.
  The Company had total stockholders' equity of $21.6 million, with total assets of $48.1 million versus total liabilities of $26.4 million on June 30, 2012.

Six Months Ended June 30, 2012

  Revenues for the six month period ended June 30, 2012 were $2.5 million, compared to $15.0 million for the six month period ended June 30, 2011.
  Revenues generated from the leasing business for the six months ended June 30, 2012 increased to $1.3 million, from $0.5 million for the six months ended June 30, 2011.
  International based revenues accounted for approximately 26% of total sales for the six months ended June 30, 2012 compared to 41 % for the six months ended June 30, 2011.
  Gross profit was $0.9 million compared to $3.8 million compared to the same period in 2011. Gross margins increased 780 basis points to 33.3% in the first six months of 2012 compared to 25.5% in the same period in 2011.
  Operating loss for the six months ended June 30, 2012 was$1.9 million for compared to income of $1.9 million for the same period in 2011.
  Net loss for the first six months of 2012 was$1.3 million, compared to net income of $1.9 million in same period 2011.

Cost of sales for the six months ended June 30, 2012 was approximately $1.7 million as compared to $11.2 million for the six months ended June 30, 2011, because of the lower revenue. The gross profit increased from 26% to 34%, due to the revenue contribution by lease contracts. Operating expenses for the six months ended June 30, 2012 were approximately $2.7 million compared to $2.0 million for the same period in 2011. Selling expenses for the six months ended June 30, 2012 totaled $0.7 million compared to $0.6 million in the same period of 2011.

Business Updates

During 2012 Wowjoint has been actively marketing in China and in international markets. The Company has announced a contract to provide two Movable Scaffolding Systems in Malaysia, as well as a contract with Titan Peru S.A.C. to provide a tire gantry. In addition, Wowjoint has signed three new contracts in China which include a contract to supply a marine hoist, a service contract and a leasing contract.

To further increase its international exposure, Wowjoint attended the UIC Highspeed – 8th World Congress on High Speed Rail conference in Philadelphia. This conference brought together companies specializing in high-speed rail development from all around the world. Wowjoint had a booth at the conference to highlight its years of experience in the industry and to introduce itself to new markets looking to implement high-speed rail within their countries. This exposure is very important for Wowjoint to gain recognition in international markets.

“We continued to experience a reduction in China’s infrastructure spending, although it is anticipated that the spending will return. The Company has focused on leasing and international contracts to mitigate the impact of the current slowdown in the Chinese market. Since the beginning of 2012, we have expanded our customer base, commenced construction of our manufacturing and R&D facility, increased our gross margins and decreased our accounts receivable,” stated Mr. Liu. “We remain focused on streamlining our business and increasing our visibility internationally. A key competitive advantage remains our ability to produce customized equipment, which solves complex construction and logistical problems for our customers. We become a partner with our customers to provide complete solutions for their project. We believe our determination and drive to expand our business into other countries and vertical markets will result in strong growth.”

Revenue Guidance and Contract Backlog

For the third quarter of 2012, management anticipates total revenue in the range of approximately $1 million to $2 million. As of June 30, 2012, Wowjoint's backlog of executed contracts totaled approximately $17.6 million.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Aubrye Foote, Vice President, Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com

Website: www.wowjoint.com

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2010

Sales
Machinery sales	1,127	85	7,834	1,212	13,582
Technical service	-	-	344	0	957
Lease income	231	1,105	238	1,336	493
Total sales	1,358	1,190	8,416	2,548	15,032

Cost of goods sold	913	778	5,980	1,691	11,189
Gross profit	445	412	2,436	857	3,843

Operating expenses:
Selling expenses	389	323	376	712	603
General and administrative expenses	899	1,133	544	2,032	1,379
Total operating expenses	1,288	1,456	920	2,744	1,982

Income from operations	(843)	(1,044)	1,516	(1,887)	1,861

Other expenses:
Interest expense (net)	72	79	58	151	104
Bank expense	1	13	32	14	32
Foreign currency exchange loss (gain)	(57)	60	9	3	(53)
Other expense (profit)	14	(804)	(1)	-790	(2)
Total other expenses	30	(652)	98	(622)	81

Income before income taxes	(873)	(392)	1,418	(1,265)	1,780

Income taxes (Benefits) expenses	0	-	394	0	466

Net income attributed to ordinary shareholders	(873)	(392)	1,024	(1,265)	1,314

Earnings per share
Basis	0.00	0.00	0.13	0.00	0.17
Diluted	0.00	0.00	0.13	0.00	0.17

Weighted average number of shares used in computing earnings per share
Basis	7,971,465	7,971,465	7,949,965	7,971,465	7,949,965
Diluted	7,971,465	7,971,465	7,949,965	7,971,465	7,949,965

WOWJOINT HOLDINGS LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	June 30,	March 31,	December 31,
	2012	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	2,271	1,484	4,627
Accounts receivable(net)	9,164	9,504	12,308
Other receivables	1,713	1,553	1,656
Advances to suppliers	8,921	8,857	8,956
Inventories	4,010	3,697	3,979
Costs and estimated earnings in excess of billings	5,100	4,480	4,413
Amount due from related parties	22	76	76
Restricted cash	644	649	578
Total Current Assets	31,845	30,300	36,593

Long-term investment	-	-	-
Property, plant and equipment	15,160	14,886	14,589
Intangible asset, net	1,049	1,061	1,067
Prepaid expense - Long-term	-	-	-
Total Assets	48,054	46,247	52,249

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	3,478	2,701	3,492
Accounts payable and accrued expenses	12,037	12,047	14,203
Advances from customers	4,953	3,647	5,314
Due to related parties	-		54
Unearned lease income	-	-	-
Taxes payable	4,110	4,347	4,591
Other payables	744	474	481
Billings in excess of costs and estimated earnings	-	-	-
Long-term loan due within one year	474	477
Total Current Liabilities	25,796	23,693	28,135

Long-term loan	633	635	1,587

Stockholders' Equity:
Common stock	8	8	8
Additional paid in capital	10,336	10,336	10,336
Statutory surplus reserves	3,025	3,025	3,025
Retained earnings	5,884	6,757	7,149
Accumulated other comprehensive income	2,371	1,793	2,010
Total Stockholders' Equity	21,624	21,919	22,527
Total Liabilities and Stockholders' Equity	48,054	46,247	52,249

WOWJOINT HOLDINGS LTD

Statement of Cash Flows

(US dollars in thousands)

	Six Months Ended
	June 30, 2012	June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(1,265)	1,314
Adjustments to reconcile net income to net cash provided by operating activities:	-
Depreciation and amortization	449	212
Bad debt expense	83	(591)
Other	-
Changes in operating assets and liabilities:	-
Accounts receivable	3,061	2,656
Other receivables	(57)	(651)
Advances to suppliers	35	598
Inventories	(31)	(3,163)
Costs and estimated earnings in excess of billings	(686)	(539)
Prepaid expense – Short-term	-	-
Accounts payables and accrued expenses	(2,165)	3,773
Other payables	263	610
Unearned lease income	-	(477)
Advances from customers	(361)	(1,700)
Taxes payable	(481)	(163)
Billings in excess of costs and estimated earnings	-	(586)
Total adjustments	110	(21)
Net cash (used in) provided by operating activities	(1,155)	1,293

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term investment		-
Purchase of property, plant and equipment	(1,021)	(3,925)
Prepaid expense - Long-term	-	(44)
Net cash used in investing activities	(1,021)	(3,969)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by acquisition		-
Repayment of short-term loans	(13)	-
Proceeds from short-term loans	-	2,353
Proceeds from long-term loans	(480)	1,545
Restricted cash	(67)	442
Due from related parties	54	45
Due to related parties	(54)	-
Net cash provided by (used in) financing activities	(560)	4,385

NET INCREASE (DECREASE) IN CASH	(2,736)	1,709
EFFECT OF EXCHANGE RATE CHANGES ON CASH	380	446
CASH, BEGINNING OF PERIOD	4,627	2,168

CASH, END OF PERIOD	2,271	4,323

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	158	71
Income tax paid	316	316